                 MORGAN STANLEY INTERNATIONAL VALUE EQUITY FUND
                                522 Fifth Avenue
                               New York, NY 10036

December 20, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention: Larry Greene, Division of Investment Management

RE:  MORGAN STANLEY INTERNATIONAL VALUE EQUITY FUND
     (FILE NOS. 333-53546 AND 811-10273)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on
Form N-1A for Morgan Stanley International Value Equity Fund (the "Fund") filed with the Securities and Exchange Commission (the "SEC") on October 11, 2007.
Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 10 to the Fund's registration statement on Form
N-1A, which will be filed via EDGAR on or about December 20, 2007.

               GENERAL COMMENTS TO FORM N-1A

               COMMENT 1.   PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA
                            EDGAR, INCLUDING THE "TANDY" PROVISION.

                            Response 1. This response letter addressing the
                            Staff's comments has been filed via EDGAR
                            correspondence, including the "Tandy" provision,
                            separate from the corresponding Post-Effective
                            Amendment.

               COMMENTS TO THE PROSPECTUS

               COMMENT 2.   IN THE FIRST PARAGRAPH OF THE SECTION "PRINCIPAL
                            INVESTMENT STRATEGIES", THE PROSPECTUS STATES THAT
                            "[A] COMPANY WILL BE CONSIDERED LOCATED OUTSIDE OF
                            THE UNITED STATES IF IT (a) IS NOT ORGANIZED UNDER
                            THE LAWS OF THE UNITED STATES, (b) DOES NOT HAVE
                            SECURITIES WHICH ARE PRINCIPALLY TRADED ON A U.S.
                            STOCK EXCHANGE, (c) DOES NOT DERIVE AT LEAST 50% OF
                            ITS REVENUES FROM GOODS PRODUCED OR SOLD,
                            INVESTMENTS MADE, OR SERVICES PERFORMED IN THE
                            UNITED STATES OR (d) DOES NOT MAINTAIN AT LEAST 50%
                            OF ITS ASSETS IN THE UNITED STATES. THE STAFF TAKES
                            THE POSITION THAT THE SECOND PRONG MUST BE SATISFIED
                            ALONG WITH THE REMAINING PRONGS.

                            Response 2. The Fund has amended the disclosure as
                            noted to achieve compliance consistency across the
                            Morgan Stanley fund complex. The amended disclosure
                            will state: "The Subadviser ... may consider an
                            issuer to be from a particular country or geographic
                            region if (i) its principal securities trading
                            market is in that country or geographic region; (ii)
                            alone or on a consolidated basis it derives 50% or
                            more of its annual revenue from goods produced,
                            sales made or services performed in that country or
                            geographic region; or (iii) it is organized under
                            the laws of, or has a principal office in that
                            country or geographic region. By applying these
                            tests, it is possible that a particular issuer could
                            be deemed to be from more than one country or
                            geographic region." We respectfully acknowledge your
                            comment, however, we believe that the test as
                            disclosed in the prospectus is adequate and not
                            misleading to investors. We believe that an issuer
                            can be deemed to be from a particular country or
                            geographic region if such issuer meets any one of
                            the three prongs of the definition. In addition, the
                            definition as disclosed in the prospectus is used by
                            the Morgan Stanley compliance department to monitor
                            the status of such issuers. Moreover, this test has
                            been approved by the Fund's Board of Trustees.

               COMMENT 3.   IN THE SECTION "PRINCIPAL RISKS - CONVERTIBLE
                            SECURITIES", PLEASE CLARIFY WHETHER THE CONVERTIBLE
                            SECURITIES IN WHICH THE FUND INVESTS MAY INCLUDE
                            CONVERTIBLE SECURITIES THAT ARE BELOW INVESTMENT
                            GRADE.

                            Response 3. The Fund may invest up to 5% of its net
                            assets in convertible securities rated below
                            investment grade. As a result, junk bond disclosure
                            is included in the Statement of Additional
                            Information, not the Prospectus.

               COMMENT 4.   IN THE "FEES AND EXPENSES" SECTION OF THE
                            PROSPECTUS, INCLUDE DISCLOSURE RELATING TO THE
                            FUND'S INVESTMENTS IN OTHER INVESTMENT COMPANIES, AS
                            REQUIRED BY FORM N-1A ITEM 3(f)), AS APPLICABLE.

                            Response 4. We confirm that the Fund's investments
                            in other investment companies does not require the
                            disclosure referred to in Item 3(f).

               COMMENT 5.   PLEASE INCLUDE THE ORDER PROCESSING FEE IN THE FEE
                            TABLE AS REQUIRED BY FORM N-1A IF AN INVESTOR CAN
                            ONLY INVEST IN THE FUND THROUGH MORGAN STANLEY & CO.
                            INCORPORATED ("MS & CO.") AND WILL INCUR THIS CHARGE
                            WHEN IT INVESTS IN THE FUND.

                            Response 5. Form N-1A requires that the costs and
                            expenses that an investor will bear directly or
                            indirectly be included in the fee table.

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                            The order processing fee that Morgan Stanley & Co.
                            charges clients when a client purchases or tenders
                            shares of the Fund is not required to be included in
                            the fee table because only investors that purchase
                            shares through Morgan Stanley & Co. would be subject
                            to that fee and the Fund is available through means
                            other than Morgan Stanley & Co.

               COMMENT 6.   IN THE "FUND MANAGEMENT" SECTION OF THE PROSPECTUS,
                            IN THE DESCRIPTION OF MR. DEROLD'S BUSINESS
                            EXPERIENCE, PLEASE CLARIFY WHAT TYPE OF BUSINESS IS
                            "DCFN RESEARCH."

                            Response 6. The requested disclosure has been added.

               COMMENT 7.   IN THE "FUND MANAGEMENT" SECTION, THE PROSPECTUS
                            STATES "[E]ACH MEMBER OF THE TEAM HAS GLOBAL SECTOR
                            RESEARCH RESPONSIBILITIES, MAKES INVESTMENT
                            MANAGEMENT DECISIONS FOR THE FUND AND IS RESPONSIBLE
                            FOR THE OVERALL EXECUTION OF THE FUND. MESSRS. LOCK,
                            WRIGHT, RIDDELL, DEROLD AND GOODACRE HAVE DAY-TO-DAY
                            PORTFOLIO ADMINISTRATION RESPONSIBILITIES AS WELL."
                            PLEASE CLARIFY IF "EACH MEMBER" INCLUDES ADDITIONAL
                            TEAM MEMBERS THAT ARE NOT MENTIONED IN THE
                            PROSPECTUS.

                            Response 7. We have clarified the prospectus
                            disclosure accordingly.

               COMMENT 8.   IN THE "HOW TO SELL SHARES" SECTION, THE PROSPECTUS
                            STATES "[I]F WE DETERMINE THAT IT IS IN THE BEST
                            INTEREST OF OTHER SHAREHOLDERS NOT TO PAY REDEMPTION
                            PROCEEDS IN CASH, WE MAY PAY YOU PARTLY OR ENTIRELY
                            BY DISTRIBUTING TO YOU READILY MARKETABLE SECURITIES
                            HELD BY THE FUND FROM WHICH YOU ARE REDEEMING. YOU
                            MAY INCUR BROKERAGE CHARGES WHEN YOU SELL THOSE
                            SECURITIES." IF SHAREHOLDERS MAY ALSO INCUR CAPITAL
                            GAINS IN CONNECTION WITH PAYMENTS-IN-KIND, ADD
                            RELATED DISCLOSURE.

                            Response 8. Capital gains disclosure has been added.

               COMMENT 9.   IN ACCORDANCE WITH ITEM 6(e) OF FORM N-1A AND
                            RELEASE NO. IC-26782 (FOOTNOTE 45), DESCRIBE WITH
                            SPECIFICITY THE FUND'S POLICIES, PROCEDURES AND
                            RESTRICTIONS FOR DETERRING FREQUENT PURCHASES AND
                            REDEMPTIONS OF FUND SHARES BY SHAREHOLDERS WITH
                            RESPECT TO TRANSACTIONS THAT OCCUR THROUGH OMNIBUS
                            ACCOUNTS AT INTERMEDIARIES. IN

                            PARTICULAR, DESCRIBE THE TYPES OF FINANCIAL
                            INTERMEDIARIES THROUGH WHICH SHARES WILL BE HELD.

                            Response 9. We respectfully acknowledge the comment
                            but believe the current disclosure in the Prospectus
                            is specific and appropriate in describing the Fund's
                            ability to monitor transactions that occur through
                            intermediaries.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

     o    the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

     o    the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the
          Commission from taking any action with respect to the filings; and

     o    the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6992. Thank you.

Sincerely,

/s/ Alice J. Gerstel
--------------------------------
Alice J. Gerstel

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